Exhibit 99.2

PRESS RELEASE

Mynaric signs L3Harris as strategic investor and intensifies collaboration

MUNICH, GERMANY/MELBOURNE, FL, USA – 6 July 2022 - Mynaric (NASDAQ: MYNA) (FRA: M0Y) and L3Harris (NYSE:LHX) today signed agreements related to an investment in Mynaric by L3Harris and to future collaboration. With the strategic investment, the companies seek to build on their existing collaboration in the airborne domain and widen the scope to cover all domains including space, air, maritime and ground. Pursuant to the agreements, L3Harris will invest approximately EUR 11.2 million by means of a capital increase from authorized capital (under exclusion of subscription rights) and acquire 409,294 new bearer shares of Mynaric at a price of around EUR 27.37 per share. Following the capital increase, L3Harris will initially own 7.2% of Mynaric’s total shares.

“We are thrilled that L3Harris, a global aerospace and defense industry leader with excellent customer relationships, has decided to make this strategic investment in Mynaric,” said Bulent Altan, CEO of Mynaric. “L3Harris is an excellent partner to further accelerate the scale deployments of our industrialized laser communication products across multiple market segments and we look forward to deepening our relationship going forward.”

“Laser communications is rapidly proliferating as a technological pillar for joint all-domain command and control capabilities across space, air, maritime, and terrestrial domains,” said Daniel Gittsovich, Vice President, Corporate Strategy and Development at L3Harris. “Our strategy is focused on disrupting the traditional, lengthy development and acquisition processes; Mynaric will be an excellent partner to rapidly address our customers’ needs for high-bandwidth and secure connectivity.”

The strategic investment follows joint laser communication demonstration activities for airborne applications by L3Harris using Mynaric’s HAWK product over the last two years. Under the framework of the investment, Mynaric will become a preferred provider of laser communications solutions and L3Harris will be granted certain collaboration privileges. These include access to select test capabilities of Mynaric, including the company’s already established interoperability labs and testbeds to emulate the link environment to be expected in space on the ground and upcoming laser communication assets to be deployed by Mynaric on the International Space Station (ISS). Both companies intend to intensify the collaboration subject to additional investments by L3Harris.

About Mynaric

Mynaric (NASDAQ: MYNA) (FRA: M0Y) is leading the industrial revolution of laser communications by producing optical communications terminals for air, space and mobile applications. Laser communication networks provide connectivity from the sky, allowing for ultra-high data rates and secure, long-distance data transmission between moving objects for wireless terrestrial, mobility, airborne- and space-based applications. The company is headquartered in Munich, Germany, with additional locations in Los Angeles, California, and Washington, D.C. For more information, visit mynaric.com.

About L3Harris Technologies

L3Harris Technologies (NYSE:LHX) is an agile global aerospace and defense technology innovator, delivering end-to-end solutions that meet customers’ mission-critical needs. The company provides advanced defense and commercial technologies across space, air, land, sea and cyber domains. L3Harris has more than $17 billion in annual revenue and 47,000 employees, with customers in more than 100 countries. L3Harris.com.

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